Exhibit 16.1

April 30, 2008

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	OncoVista Innovative Therapies, Inc.
File Reference No. 000-28347

We were previously the independent registered public accounting firm for OncoVista Innovative Therapies, Inc. and under the date of April 7, 2008, we reported on the financial statements of OncoVista Innovative Therapies, Inc. as of December 31, 2007 and 2006, and for the years then ended.

On April 23, 2008, the Company dismissed us as its independent registered public accounting firm.  We have read OncoVista Innovative Therapies, Inc.’s statements included in Item 4.01 on Form 8-K regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.

Very truly yours,
Berman & Company, P.A.

/s/ Elliot Berman

Elliot Berman, CPA
For the Firm